December 24, 2009
Mr. Amit Pande
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Textron Financial Corporation Form 10-K for the fiscal year ended January 3, 2009 Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 Commission File No. 001-15515
Dear Mr. Pande:
Thank you for participating in the conference call on December 14, 2009 to discuss our September 15, 2009 response to the questions raised in the staff’s review of the above financial statements in your comment letter dated August 31, 2009. We are writing to follow up on the conversation between representatives of the Company and the staff of the Securities and Exchange Commission that took place on that conference call. We appreciate your input and trust that you will find this letter responsive to the comments that were raised on the conference call.
1.	Discussion Regarding the Company’s September 15, 2009 Response to Comment #11:
We discussed the presentation of other than temporary impairments on the face of the consolidated statements of operations and changes in equity as required by FSP SFAS 115-2/124-2 based on the significance of such charges. In future filings, we agree to include the tabular presentation, which we had previously disclosed in our notes to the consolidated financial statements, on the face of the consolidated statements of operations.
During the first two quarters of 2009, we recorded other than temporary impairments on a securitization that had a short remaining duration and was terminated in the fourth quarter of 2009. As a result, the portion of the other than temporary impairments initially recorded in other comprehensive income has been almost fully accreted and there is no significant remaining balance in other comprehensive income. In future filings, we will reflect the portion of loss recognized in other comprehensive income, net of accretion, as a zero balance in a separate caption on the face of the consolidated statements of changes in equity, and will describe the activity in the account in our notes to the consolidated financial statements.
We also discussed ways to enhance our disclosures of these impairment charges in the notes to the consolidated financial statements. We have recorded both temporary and other than temporary impairment charges related to both interest-only strips and subordinated seller certificates during 2008 and 2009 for two separate securitizations. In future filings, we will provide a table to illustrate the impact of both temporary and other than temporary impairments to interest-only strips and subordinated seller certificates related to each significant securitization trust and will provide explanations for the charges in the notes to the consolidated financial statements.

2.	Discussion Regarding the Company’s September 15, 2009 Response to Comment #4:
The staff noted the significance of our Resort Finance loans collateralized by notes receivable to our total balance of impaired loans and correctly identified the challenges involved in establishing the fair value of collateral for these loans in our assessment of impairment. Due to the unique nature of these loans, we agree to expand our disclosure regarding the methodology and significant assumptions utilized to determine the fair value of the loans’ collateral in future filings. This disclosure will include a description of the assumptions utilized in our internally developed discounted cash flow models along with a description of the typical loan structure.
In connection with this letter, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
It is our understanding that our submission of this letter will complete the staff’s review of our filings. We thank the staff for their participation in the conference call. If you have any questions or need any additional information, please contact me at (401) 621-4227.

Sincerely,
/s/ Thomas J. Cullen

Thomas J. Cullen Executive Vice President and Chief Financial Officer

cc:	Warren R. Lyons President and Chief Executive Officer Elizabeth C. Perkins Executive Vice President, General Counsel and Secretary Thomas Flannery, Ernst & Young LLP Partner